Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2021 provides an update to our annual MD&A dated March 15, 2021 for the fiscal year ended December 31, 2020. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2020 and our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021. Our unaudited condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of November 8, 2021.

Additional information relating to Westport Fuel Systems, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the impact of the acquisition of Stako sp. zo.o. ("Stako") on our business, the orders or demand for our products (including from our High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") supply agreement with Weichai Westport Inc. ("WWI")), the timing for the launch of WWI's HPDI engine, the variation of gross margins from our HPDI product and causes thereof, margin pressure in 2021 and the timing for amelioration of supply chain issues (including those relating to semiconductor supply restrictions), the termination of our joint venture with Cummins Westport Inc. ("CWI"), opportunities available to sell and supply our products in North America, the impact of the COVID-19 pandemic (including variants thereof) and the supply and effectiveness of vaccines on future performance, earnings, supply and demand for our products, consumer confidence levels, conversion of existing convertible debt, the recovery of our revenues and the timing thereof, our ability to strengthen our liquidity, growth in our heavy-duty business and improvements in our light-duty original equipment manufacturer ("OEM") business and the timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, including cash flows specific to CWI, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company's most recent AIF filed on SEDAR at www.sedar.com. In addition, the impacts of the COVID-19 pandemic could cause actual results to differ materially from the forward-looking statements contained in this MD&A. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, the impact of the COVID-19 pandemic, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

Management's Discussion and Analysis
The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

THIRD QUARTER 2021 HIGHLIGHTS

•Revenues of $74.3 million were higher by 14% year-over-year due to the continued recovery of sales volumes in our light-duty OEM businesses since the beginning of the COVD-19 pandemic and $7.1 million revenue from our recently acquired fuel storage business, partially offset by the decrease in the independent aftermarket business.
•Net loss of $5.8 million and net loss per share of $0.03 mainly due to increased operating expenses, lower government wage-subsidy and support programs, and lower foreign exchange gain.
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") was negative $1.4 million (see "Non-GAAP Measures" section in this MD&A).
•On August 31, 2021, the Cartesian convertible debt's final principal balance of $2.5 million, plus accrued and unpaid interest on such principal amount, was converted into 1,836,750 of our common shares. As at September 30, 2021, the convertible note was fully repaid and converted into our common shares.
•Global supply chain challenges and the shortage of semiconductors adversely impacted growth of our HPDI sales, independent aftermarket business, and delayed OEM businesses due to lower production compared to customer demand.
•On November 2, 2021, we announced the award of a tender issued by NAFTAL, a branch of SONATRACH, the national Algerian Oil & Gas company. Westport Fuel Systems will supply 60,000 liquefied petroleum gas systems over the next 18 months with related spare parts for a total value of about €9 million.

BUSINESS OVERVIEW

Westport Fuel Systems is focused on engineering, manufacturing, and supplying alternative fuel systems and components for transportation vehicles. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering both environmental and economic advantages, including liquefied petroleum gas ("LPG"), compressed natural gas ("CNG"), liquefied natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen (together known as "gaseous fuels"). We supply our products and services through a network of distributors, directly to OEMs and to supplier OEMs and we provide delayed OEM services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light-, medium- and heavy-duty truck, cryogenic, and hydrogen applications.

The majority of our revenues are generated through the following businesses:

•Independent aftermarket ("IAM"): We sell systems and components across a wide range of brands, primarily through a global network of distributors that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels, in addition to gasoline.
•Delayed OEM ("DOEM"): We directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.
•Light-duty OEM: We sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.
•Heavy-duty OEM: We sell systems and components, including HPDI products, to engine OEMs and commercial vehicle OEMs. Our fully integrated Westport HPDI 2.0TM system, powered primarily by LNG, matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel, resulting in reduced greenhouse gas emissions and the capability to cost-effectively run on renewable fuels.
•Electronics: We design, industrialize and assemble electronic control modules.
•Hydrogen: We design, develop, produce and sell hydrogen components for transportation and industrial applications. Also, we are adapting our HPDI system to use hydrogen or hydrogen/natural gas blends in internal combustion engines. This area of our business saw substantial growth in 2020 and remained strong in the current quarter.
•Fuel storage: We manufacture LPG fuel storage and will supply fuel storage tanks to the aftermarket, OEM, and other market segments.

Management's Discussion and Analysis
HPDI

Our HPDI business is still in the early stages of commercialization. Meaningful increases in sales volumes are required for the HPDI business to benefit from economies of scale. Sales volumes with our initial launch partner have grown despite the economic impact of COVID-19, and we anticipate additional growth from our supply arrangement with WWI, as well as additional OEMs entering into supply agreements for our HPDI technology. Production capacity of the LNG tank assembly for HPDI application doubled in 2020 to accommodate the expected ramp-up in sales volumes. In March 2021, we entered into an investment agreement with our Tier 1 global injector manufacturing partner to expand production at their facility in Yantai, China in anticipation of increased demand for fuel injectors to the growing global market for HPDI 2.0™. In the third quarter of 2020, WWI's HPDI engine was certified to meet China VI emissions standards of the Ministry of Ecology and Environment ("MEE") of the People's Republic of China, which is an important step in the commercialization of the HPDI technology in the Chinese market. During the first quarter of 2021, WWI has agreed to extend the term of the original supply agreement signed in 2018 to December 31, 2024 and increased the minimum purchase of Westport HPDI 2.0TM components required to produce a minimum of 25,000 engines by the end of 2024, up from 18,000 engines.

Gross margin and gross margin percentage from our HPDI product will vary based on production and sales volumes, levels of development work, successful implementation of initiatives to reduce the cost of input materials, and foreign exchange rates. Margin pressure is expected to continue through 2021 as production costs and contracted price discounts with the existing OEM customers are only partially offset by cost reductions of materials until higher scale is achieved. The production challenges caused by supply chain issues experienced by our initial OEM launch partner continue to affect the revenues and margins of our HPDI business through the third quarter 2021. Although there has been some progress in managing the shortage of semiconductors and meeting end-customer demands by our initial OEM launch partner, the impact on product levels could extend further into 2022.

CWI

We also generate a significant portion of our income from CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), by selling spark-ignited natural gas engines. The joint venture term is scheduled to end on December 31, 2021, and we are currently evaluating our strategic alternatives in anticipation of this termination, and how to maximize the value of the intellectual property that we jointly own with Cummins. We continue to believe an integrated solution for natural gas and/or hydrogen with HPDI has an important role to play in the North American market as part of ongoing efforts to reduce carbon in heady-duty transportation applications. Refer to the "Operating Segments" section of this MD&A for more detail.

LIQUIDITY AND IMPACT OF COVID-19 ON OUR BUSINESS

The COVID-19 pandemic has had a significant impact on our businesses since March 2020, especially due to the location of our manufacturing facilities and a significant portion of our sales in Western Europe, which were acutely impacted at the outset of the pandemic. The extent, duration and impact of COVID-19 is uncertain, however since the second half of 2020, our sales and customer demand have continued to recover, but face ongoing challenges from supply chain management issues (e.g. shortages of raw materials and semiconductors, and cost inflation). Our production plants located in Northern Italy closed temporarily during the first half of 2020 due to the COVID-19 pandemic, but have since remained open and have been in full production in the first half of 2021.

While we are optimistic about the remainder of 2021, the global supply and effectiveness of vaccines and spread of new virus variants may adversely affect customer demand going forward and have a negative impact on our supply chain.

Global Supply Chain Challenges and Shortage of Semiconductors

The automotive industry and Westport Fuel Systems are currently experiencing global supply chain challenges to source semiconductors and other inputs to production due to supply shortages. We expect the semiconductor supply shortage will continue to have an impact on our business for the foreseeable future. We are closely monitoring and making efforts to mitigate the impact of COVID-19 and the global shortage of semiconductors, raw materials and parts on our businesses. We source components from China, which has been impacted by the global supply chain issues related to semiconductors and other materials. While demand for more climate-friendly vehicles with favourable fuel price economics is growing, the global shortage of semiconductors and materials is impacting automotive manufacturing and creating bottlenecks. We do not expect this shortage to impact our long-term growth.

Management's Discussion and Analysis
Demand for medium- and heavy-duty trucks has increased due to an ongoing need for freight transportation and the growing demand for more climate-friendly vehicles in markets with favourable fuel price economics. However, sales of our HPDI systems to our HPDI OEM launch partner continue to be adversely affected by the impact of the continued global shortage of semiconductors experienced by our HPDI OEM launch partner on its manufacturing production levels, that included temporary plant shutdowns during the third quarter 2021. Although sales orders and production levels for trucks equipped with HPDI systems are expected to ramp up in fourth quarter, the risk of production delays due to supply chain challenges remain.

Further, we are experiencing supply chain challenges and high price inflation sourcing semiconductors, raw materials and parts for our other OEM and IAM businesses. The situation is evolving daily and could be come material in the event of a prolonged supply chain disruption that results in production delays or end-customer demand declines.
Fuel Prices
There has been a rapid increase in global fuel prices including LPG, LNG, and CNG. Fuel price increases impact the price differential between gaseous fuels, diesel and gasoline, and as a result, it may impact upon our potential customers' decision to adopt such gaseous fuels as a transportation energy solution in the short term. At this time, management is uncertain as to the duration of the price increase and its impact on sales volumes.

Long-term Profitability and Liquidity

In the second quarter 2021, we raised $107.9 million through an equity offering to expand the production capacity of our high pressure direct injection (“HPDI”) products to meet customer demand, and to advance the research and development of our HPDI technology to decarbonize transportation economically and efficiently, including through the use of hydrogen fuel. The remainder of the proceeds are to be allocated for potential acquisitions of bolt-on businesses that offer complementary capabilities or technologies to existing businesses and to further strengthen the balance sheet. We continue to work closely with our key lenders to strengthen our liquidity and reduce our cost of capital through debt financing to align with our investment profile and expected cash flows. Besides these financing activities, we participate in government wage-subsidy and other support programs in the countries where we operate when available. We have received $0.2 million and $0.6 million in the three and nine months ended September 30, 2021, respectively (three and nine months ended September 30, 2020 - $1.2 million and $5.3 million, respectively) related to these programs.

We believe that we have considered all possible impacts of known events arising from the COVID-19 pandemic in the preparation of the unaudited condensed consolidated interim financial statements for the period ended September 30, 2021. However, changes in circumstances due to COVID-19 could impact our judgments and estimates associated with the liquidity and impact of COVID-19 assessment and other critical accounting assessments.

We continued to sustain operating losses and negative cash flows from operating activities for the quarter. As at September 30, 2021, we have cash and cash equivalents of $141.9 million and cash used in operating activities of $14.4 million for the three months ended September 30, 2021. The ability to continue as a going concern beyond November 2022 will be dependent on our ability to generate sufficient positive cash flows from operations specifically through profitable, sustainable growth of the HPDI business and on our ability to finance our long term strategic objectives and operations. In addition, our CWI joint venture, which pays significant dividends to the joint venture partners, is scheduled to end on December 31, 2021. As per the joint venture agreement, both Cummins Inc. and Westport Fuel Systems have equal rights to the joint venture’s intellectual property, which we intend to monetize. However, there is no certainty that we will be able to monetize the intellectual property to the level of the current dividends received from the joint venture in the near term. If, as a result of future events, we were to determine we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying, consolidated financial statements and the adjustments could be material.

Management's Discussion and Analysis
Q3 2021 RESULTS
Revenues of $74.3 million for the three months ended September 30, 2021 was higher by 14% compared to $65.4 million year-over-year, due to the continued recovery of sales volumes in our light-duty OEM businesses and the addition of $7.1 million in revenue from our recently acquired fuel storage business, partially offset by the decrease in the IAM business.

We reported net loss of $5.8 million for the three months ended September 30, 2021 compared to net income of $0.8 million for the same quarter last year. The $6.6 million decrease in earnings was primarily the result of increases in research and development expenditures for HD OEM and in general and administrative expenditures, lower foreign exchange gain and an increase in income tax expense compared to the prior quarter. Equity income from CWI was also $1.0 million lower compared to the same prior year quarter. Government-wage subsidies and support programs received was also $0.9 million lower compared to the same prior year quarter.

We recorded negative $1.4 million Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA", see "Non-GAAP Measures" section in this MD&A) during the third quarter as compared to $4.0 million Adjusted EBITDA for the same period in 2020.

SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(expressed in millions of U.S. dollars, except for per share amounts)
Revenue	$74.3	$65.4	$229.8	$168.6
Gross margin	$10.1	$10.0	$38.9	$26.5
Gross margin %	14%	15%	17%	16%
Loss from operations	$(8.6)	$(3.1)	$(20.5)	$(21.3)
Income from investments accounted for by the equity method	$4.1	$4.6	$18.7	$14.1
Net income (loss)	$(5.8)	$0.8	$8.3	$(11.5)
Net income (loss) per share - basic and diluted	$(0.03)	$0.01	$0.05	$(0.08)
Weighted average basic shares outstanding	169.5	136.9	156.7	136.6
Weighted average diluted shares outstanding	169.5	145.5	158.5	136.6
EBIT (1)	$(4.5)	$1.5	$4.1	$(7.2)
EBITDA (1)	$(1.2)	$4.9	$14.6	$3.0
Adjusted EBITDA (1)	$(1.4)	$4.0	$7.5	$6.6
(1) The terms EBIT, EBITDA, and Adjusted EBITDA does not have a standardized meaning according to U.S. GAAP. See "Non-GAAP Measures" for more information.

Management's Discussion and Analysis
Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
(expressed in millions of United States dollars)
Cash and cash equivalents	$141.9	$64.3
Net working capital (1)	69.7	53.8
Total assets	456.9	346.3
Short-term debt	11.0	23.4
Long-term debt, including current portion	52.5	62.0
Royalty payable, including current portion	10.1	16.0
Non-current liabilities (2)	39.9	40.9
Total liabilities	225.3	242.2
Shareholders' equity	231.6	104.1
(1) Excluding cash and cash equivalents, short-term debt, the current portion of long-term debt and the current portion of the royalty payable
(2) Excluding long-term debt and the royalty payable

RESULTS FROM OPERATIONS

OPERATING SEGMENTS

We manage and report the results of our business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This reflects the way operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM"). The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way we manage our business segments.

OEM Business Segment

Our OEM segment designs, manufactures, and sells alternative fuel systems, components and electronics, including the Westport HPDI 2.0TM product and related engineering services, to OEMs and to supplier OEMs. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. The OEM business segment's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications. The OEM group includes the light-duty and heavy-duty OEM product lines and the DOEM, electronic and fuel storage businesses.

IAM Business Segment

Our IAM segment designs, manufactures, and sells alternative fuel systems and components that consumers can purchase and have installed onto their vehicles to use LPG or CNG fuels in addition to gasoline. Distribution of such products is realized through a comprehensive distribution network (in more than 70 countries) selling our products to the workshops that are responsible for conversion, maintenance and service.

CWI Joint Venture

CWI serves the medium- and heavy-duty engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries. The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG. CWI is a Delaware corporation owned 50% by Westport Fuel Systems Canada Inc., a wholly-owned subsidiary of

Management's Discussion and Analysis
Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI, which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The joint venture term is scheduled to end on December 31, 2021.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.

	Three Months Ended September 30, 2021
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$48.0	$(7.4)	$2.4	$0.3
IAM	26.3	0.7	0.8	—
Corporate	—	(1.9)	0.1	3.8
CWI - 50%	41.7	5.1	0.1	—
Total segment	116.0	(3.5)	3.4	4.1
Less: CWI - 50%	(41.7)	(5.1)	(0.1)	—
Total Consolidated	$74.3	$(8.6)	$3.3	$4.1

	Three Months Ended September 30, 2020
	Revenue	Operating Income (Loss)	Depreciation & Amortization	Equity Income
OEM	$37.4	$(4.9)	$2.1	$(0.2)
IAM	28.0	1.7	1.3	—
Corporate	—	0.1	0.1	4.9
CWI - 50%	42.2	6.3	—	—
Total segment	107.6	3.1	3.5	4.7
Less: CWI - 50%	(42.2)	(6.3)	—	—
Total Consolidated	$65.4	$(3.1)	$3.5	$4.7

Revenue

OEM
Revenue for the three and nine months ended September 30, 2021 was $48.0 million and $138.2 million, respectively, compared with $37.4 million and $90.8 million for the three and nine months ended September 30, 2020. Revenue for the OEM business segment increased by $10.6 million and $47.4 million, respectively. The increase during the current quarter was mainly due to the higher light-duty OEM sales volumes, particularly sales to Indian and Russian OEMs, and $7.1 million additional revenue from the recently acquired fuel storage business. The impact of COVID-19 was significant in the prior year period, which was impacted by plant shutdowns combined with lower light-duty OEM sales to German and Russian OEMs. HD OEM revenue was comparable year-over-year and reflects the impact of manufacturing delays caused by the shortage of semiconductors on our initial OEM launch partner. Despite the headwinds from supply chain issues and increases in LNG prices, we expect to see continued growth in HPDI through the remainder of this year as production recovers.

Management's Discussion and Analysis
IAM
Revenue for the three and nine months ended September 30, 2021 was $26.3 million and $91.6 million, respectively, compared with $28.0 million and $77.8 million for the three and nine months ended September 30, 2020. Revenue for the third quarter 2021 decreased by $1.7 million year-over-year because of a slowdown in sales due to supply chain issues, including semiconductors shortages. Year-to-date, revenues are higher by $13.8 million, compared to the same prior year period, mainly due to the recovery from the impact of COVID-19 across all markets, and growth in the emerging markets offset by the aforementioned global supply chain issues. We expect to see continued improvement in revenues from the IAM business segment in the fourth quarter of the year, but temper expectations due to the ongoing global shortage of semiconductors, and recent spike in LPG and CNG prices which could continue to impact the IAM business.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2021	2020	$	%	2021	2020	$	%
OEM	$48.0	$37.4	$10.6	28%	$138.2	$90.8	$47.4	52%
IAM	26.3	28.0	(1.7)	(6)%	91.6	77.8	13.8	18%
Total Revenue	$74.3	$65.4	$8.9	14%	$229.8	$168.6	$61.2	36%

Gross Margin for the three months ended September 30, 2021

Total consolidated gross margin for the three months ended September 30, 2021 increased by $0.1 million or 1% from $10.0 million in 2020 to $10.1 million for the same period in 2021.

OEM
Gross margin increased year-over-year by $0.5 million to $3.1 million, or 6% of revenue, for the three months ended September 30, 2021 compared to $2.6 million, or 7% of revenue for the same prior year period. The increase in gross margin in the current quarter was mainly due to the addition of the fuel storage business and offset by decrease in gross margin in the DOEM, light-duty OEM, and heavy-duty OEM businesses.

IAM
Gross margin decreased by $0.4 million to $7.0 million, or 27% of revenue, for the three months ended September 30, 2021 compared to $7.4 million, or 26% of revenue, for the three months ended September 30, 2020. Gross margin as a percentage of revenue increased by 1% due to improved product mix. The decrease in gross margin was due to lower quarter-over-quarter sales resulting from the disruption in the global supply chain.

(expressed in millions of U.S. dollars)

	Three months ended September 30,	% of	Three months ended September 30,	% of	Change
	2021	Revenue	2020	Revenue	$	%
OEM	$3.1	6%	$2.6	7%	$0.5	19%
IAM	7.0	27%	7.4	26%	(0.4)	(5)%
Total gross margin	$10.1	14%	$10.0	15%	$0.1	1%

Gross Margin for the nine months ended September 30, 2021

Total consolidated gross margin for the nine months ended September 30, 2021 increased by $12.4 million or 47% from $26.5 million in 2020 to $38.9 million for the same period in 2021.

OEM
Gross margin increased by $9.6 million to $15.3 million, or 11% of revenue, for the nine months ended September 30, 2021 compared to $5.7 million, or 6% of revenue for the nine months ended September 30, 2020. The increase in year-to-date gross margin was mainly due to higher sales volumes of HPDI products, increased sales volumes in our light-duty OEM business as well as higher service revenue from HD OEM, partially offset by contractual HPDI price reductions. The gross margin for the

Management's Discussion and Analysis
nine months ended September 30, 2020 was also impacted by a net warranty charge of $2.3 million related to the field service campaign of the pressure release devices ("PRD") for light-duty OEM vehicles.

IAM
Gross margin increased by $2.8 million to $23.6 million, or 26% of revenue, for the nine months ended September 30, 2021 compared to $20.8 million, or 27% of revenue, for the same prior year period. The increase in gross margin is mainly due to the 18% increase in sales resulting from the recovery from the impact of COVID-19 and growth in emerging markets in Africa. The nine months ended September 30, 2020 benefited from government subsidies, which resulted in a higher gross margin percentage in the prior year period.

(expressed in millions of U.S. dollars)

	Nine months ended September 30, 2021	% of Revenue	Nine months ended September 30, 2020	% of Revenue	Change
					$	%
OEM	$15.3	11%	$5.7	6%	$9.6	168%
IAM	23.6	26%	20.8	27%	2.8	13%
Total gross margin	$38.9	17%	$26.5	16%	$12.4	47%

Research and Development Expenses

OEM
R&D expenses for the three and nine months ended September 30, 2021 were $4.9 million and $16.2 million, respectively, compared to $3.9 million and $11.5 million for the three and nine months ended September 30, 2020. The increased expenditures in R&D from the three and nine month comparative periods was primarily due to improving and evolving HPDI technology. The prior year comparative period included lower compensation expense in response to the COVID-19 pandemic and government wage subsidies received during 2020.

IAM
R&D expenses for the three and nine months ended September 30, 2021 were $1.3 million and $4.2 million, respectively, compared to $0.6 million and $2.8 million for the three and nine months ended September 30, 2020. The increases in R&D expense in the three and nine month comparative periods were primarily due to higher compensation expense as R&D activities resumed in the current year compared to the factory shutdowns due to the COVID-19 pandemic in the prior year period.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2021	2020	$	%	2021	2020	$	%
OEM	$4.9	$3.9	$1.0	26%	$16.2	$11.5	$4.7	41%
IAM	1.3	0.6	0.7	117%	4.2	2.8	1.4	50%
Corporate	—	0.2	(0.2)	(100)%	—	0.3	(0.3)	(100)%
Total R&D expenses	$6.2	$4.7	$1.5	32%	$20.4	$14.6	$5.8	40%

Selling, General and Administrative Expenses

OEM
SG&A expenses for the three and nine months ended September 30, 2021 were $5.1 million and $14.4 million, respectively, compared with $2.9 million and $9.8 million for the three and nine months ended September 30, 2020, respectively. The increases in SG&A expenses relative to the three and nine month comparative periods were mainly due to the resumption of activities to pre-COVID-19 levels, lower government wage-subsidy and support programs received and, to a lesser extent, a 5.6% increase in the average Euro rate versus the U.S. dollar in the nine months period over period resulted in higher compensation expense.

Management's Discussion and Analysis
IAM
SG&A expenses for the three and nine months ended September 30, 2021 were $4.1 million and $13.7 million, respectively, compared with $4.0 million and $10.6 million for the three and nine months ended September 30, 2020, respectively. The increase in SG&A expenses for the nine month comparative period were mainly due to the resumption of activities to pre-COVID-19 levels and, to a lesser extent, a 5.6% increase in the average Euro rate versus the U.S. dollar in the nine months period over period which resulted in higher compensation expense.

Corporate
SG&A expenses for the three and nine months ended September 30, 2021 were $3.0 million and $9.3 million, respectively, compared with $1.8 million and $6.8 million for the three and nine months ended September 30, 2020. The increases in the three and nine months ended September 30, 2021 compared to the three and nine months ended September 30, 2020 were mainly due to higher compensation expenses and lower government COVID-19 relief wage subsidies as activities return to pre-COVID-19 levels.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2021	2020	$	%	2021	2020	$	%
OEM	$5.1	$2.9	$2.2	76%	$14.4	$9.8	$4.6	47%
IAM	4.1	4.0	0.1	3%	13.7	10.6	3.1	29%
Corporate	3.0	1.8	1.2	67%	9.3	6.8	2.5	37%
Total SG&A expenses	$12.2	$8.7	$3.5	40%	$37.4	$27.2	$10.2	38%

Management's Discussion and Analysis
Selected CWI Statements of Operations Data

We account for CWI using the equity method of accounting. However, due to its significance to our operating results, we disclose CWI's assets, liabilities and income statement in notes 7 and 20 of our unaudited condensed consolidated interim financial statements and discuss revenue and gross margins in this MD&A.

The following table sets forth a summary of the financial results of CWI for the three and nine months ended September 30, 2021 and September 30, 2020:

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2021	2020	$	%	2021	2020	$	%
(expressed in millions of U.S. dollars except for number of units)
Unit sales	1,764	1,912	(148)	(8)%	5,642	4,777	865	18%
Product revenue	$53.9	$59.3	$(5.4)	(9)%	$172.5	$148.3	$24.2	16%
Parts revenue	$29.4	$25.1	$4.3	17%	$83.3	$79.2	$4.1	5%
Total revenue	$83.3	$84.4	$(1.1)	(1)%	$255.8	$227.5	$28.3	12%
Gross margin	$16.5	$19.0	$(2.5)	(13)%	$59.9	$58.8	$1.1	2%
Gross margin %	20%	23%			23%	26%
Net income before income taxes	$10.4	$12.7	$(2.3)	(18)%	$45.6	$37.5	$8.1	22%
Net income	$7.7	$9.7	$(2.0)	(21)%	$36.4	$28.8	$7.6	26%
Net income attributable to the Company	$3.8	$4.9	$(1.1)	(22)%	$18.2	$14.4	$3.8	26%

Revenue

Revenue for the three months ended September 30, 2021 was $83.3 million compared to $84.4 million year-over-year. Unit sales for three months ended September 30, 2021 were 1,764 compared to 1,912 year-over-year. The decrease in unit sales is a result of delays in OEM orders due to supply chain issues in the quarter. Parts revenue for the three months ended September 30, 2021 was $29.5 million compared to $25.1 million year-over-year.

Revenue for the nine months ended September 30, 2021 was $255.8 million compared to $227.5 million for the same prior year period. Unit sales for the nine months ended September 30, 2021 were 5,642 compared to 4,777 for the same prior year period. Unit sales were higher in the current year reflecting the impact of OEM factory shutdowns in April and May 2020 in response to the COVID-19 pandemic. Parts revenue for nine months ended September 30, 2021 was $83.3 million compared to $79.2 million for same prior year period.

Gross Margin for the three months ended September 30, 2021

Gross margin decreased by $2.5 million to $16.5 million from $19.0 million mainly due to an unfavorable warranty adjustment of $7.3 million recorded in the quarter offset by the increase in gross margin due to higher sales volumes of parts revenue. The decrease in gross margin percentage from 23% to 20% of revenue in the current quarter is driven largely by product mix and the unfavorable warranty adjustment for the three months ended September 30, 2021 compared to the prior period.

Gross Margin for the nine months ended September 30, 2021

Gross margin increased by $1.1 million to $59.9 million from $58.8 million mainly due to higher revenue compared to the prior year period. The decrease in gross margin from 26% to 23% of revenue for the nine months ended September 30, 2021 is primarily related to product mix combined with a lower proportion of high-margin part sales and unfavorable warranty adjustments for the nine months ended September 30, 2021 compared to the prior period.

Management's Discussion and Analysis
Other significant expense and income items for the three and nine months ended September 30, 2021

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2021, we recognized foreign exchange gains of $0.9 million and of $2.5 million, respectively, compared to a foreign exchange gain of $2.3 million and a loss of $1.0 million for the three and nine months ended September 30, 2020, respectively. The gain recognized in the current quarter primarily relates to the unrealized foreign exchange gains that resulted from the translation of our U.S. dollar cash balances partially offset by the translation of the U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the three and nine months ended September 30, 2021 was $3.3 million and $10.5 million, compared to $3.5 million and $10.2 million for the three and nine months ended September 30, 2020, respectively. The amounts included in cost of revenue for the three and nine months ended September 30, 2021 were $2.1 million and $6.3 million, respectively, compared with $1.9 million and $5.7 million for the three and nine months ended September 30, 2020.

Income from investments primarily relates to our earnings from our 50% interest in CWI, accounted for by the equity method. See the "Selected CWI Statements of Operations Data" section in this MD&A for more detail.

Interest on long-term debt and amortization of discount
(expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Interest expense on long-term debt	$0.9	$1.0	$2.9	$2.6
Royalty payable accretion expense	0.5	0.7	1.5	2.1
Total interest on long-term debt and accretion on royalty payable	$1.4	$1.7	$4.4	$4.7

The decrease in interest expense on long-term debt for the three months ended September 30, 2021 compared to the prior year period was mainly due to our refinancing efforts during the COVID-19 pandemic, with lower cost of borrowing achieved through government-sponsored debt programs in Canada and Italy and the conversion of the convertible notes held by Cartesian (defined in note 8 in our unaudited condensed consolidated interim financial statements) on January 21, 2021 and August 31, 2021. The royalty payable accretion expense decreased as we continued to make repayments as scheduled.

Income tax expense of $0.3 million and recovery of $7.4 million for the three and nine months ended September 30, 2021 compared to income tax recovery of $0.6 million and expense of $0.3 million for the three and nine months ended September 30, 2020. The increase in income tax recovery during the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 is primarily due to the recognition of the tax benefits related to a step up in the tax basis of certain of our Italian assets. This step up was a result of recent measures introduced in Italy by art. 110 of the Law Decree No. 104/2020, converted in the Law n. 126/2020, enacting "Urgent measures to support and relaunch the economy".

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $18.8 million during the second quarter of 2021 to $141.9 million from $160.7 million at June 30, 2021 and increased by $77.6 million during the nine months of 2021 from $64.3 million at December 31, 2020. The decrease during the three months ended September 30, 2021 is primarily the result of net cash flows used in operating activities of $14.4 million.

During the quarter, we exercised our option to convert the final principal balance of $2.5 million, plus accrued and unpaid interest on such principal amount, into 1,836,750 common shares of the Company. As at September 30, 2021, the convertible note was fully repaid and converted into common shares of the Company.

COVID-19 and its related economic impact on customer demand and our supply chain materially impacted our business. We were able to access various government supports related to the COVID-19 pandemic, and we have significantly strengthened our balance sheet by negotiating more attractive financing rates, and extending maturity of our debt to ensure sufficient liquidity to meet obligations.

Cash Flow from Operating Activities
For the three months ended September 30, 2021, our net cash flows used in operating activities was $14.4 million, an increase of $10.1 million from net cash used in operating activities of $4.3 million during the three months ended September 30, 2020. The increase in cash used in operating activities is primarily due to increase in operating working capital in the current year period resulting from increased activities to pre-COVID-19 levels and higher net loss due to an increase in operating expenses.
Cash Flow from Investing Activities
Our net cash from investing activities consisted primarily of cash received through dividends from joint ventures, offset by purchases of property, plant and equipment.
For the three months ended September 30, 2021, our net cash flow from investing activities was $2.1 million compared to net cash flows of $3.3 million for the three months ended September 30, 2020. The decrease in net cash flows compared to the prior year quarter is mainly due to an increase in capital expenditures by $3.8 million to $5.1 million in the three months ended September 30, 2021 compared to $1.3 million in the three months ended September 30, 2020. This is partially offset by higher dividends received from the CWI joint venture of $7.2 million in the three months ended September 30, 2021 compared to $4.6 million in the third quarter of 2020.
Cash Flow from Financing Activities

For the three months ended September 30, 2021, our net cash flows used in financing activities were $3.2 million compared to net cash flows of $19.5 million for the three months ended September 30, 2020. The cash flows used in financing activities is mainly due to repayment of term loan in our Italian subsidiaries and decrease in the drawdown from our revolving financing facility with HSBC. We have received further waivers from EDC which waived the $4.0 million repayment of our EDC term loan in June 2021 and September 2021 and extended the $6.0 million principal repayment of the credit facility to December 15, 2021 which was originally due on July 21, 2021 as an interim step in the renewal of a long-term credit facility.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$95.2	$95.2	$95.2	$—	$—	$—
Short-term debt (1)	11.0	11.0	11.0	—	—	—
Long-term debt, principal, (2)	52.5	52.0	16.8	17.1	15.6	2.5
Long-term debt, interest (2)	—	2.7	1.5	0.7	0.5	0.1
Long-term royalty payable (3)	10.1	14.2	5.7	3.4	5.1	—
Operating lease obligations (4)	29.9	35.1	4.8	7.7	2.6	19.9
	$198.7	$210.2	$135.0	$28.9	$23.8	$22.5

Notes

(1) For details of our short-term debt, see note 13 in the unaudited condensed consolidated interim financial statements.

(2) For details of our long-term debt, principal and interest, see note 14 in the unaudited condensed consolidated interim financial statements.

(3) For additional information on the long-term royalty payable, see note 15 of the unaudited condensed consolidated interim financial statements.

(4) For additional information on operating lease obligations, see note 12 of the unaudited condensed consolidated interim financial statements.

SHARES OUTSTANDING

For the three months ended September 30, 2021 and September 30, 2020, the weighted average number of shares used in calculating the basic income (loss) per share was 169,500,461 and 136,879,478, respectively. For the three months ended September 30, 2021 and September 30, 2020, the weighted average number of shares used in calculating the diluted income per share was 169,500,461 and 145,549,940, respectively. The Common Shares and Share Units (comprising of performance share units and restricted share units) outstanding and exercisable as at the following dates are shown below:

	September 30, 2021	November 8, 2021
	Number	Number

Common Shares outstanding	170,754,085	170,793,556
Share Units
Outstanding	1,859,787	1,820,316
Exercisable	—	—

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our unaudited condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, warranty liability, revenue recognition, inventories, and property, equipment, furniture and leasehold improvements. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A, for the year ended December 31, 2020, filed on March 15, 2021. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the September 30, 2021 unaudited condensed consolidated interim financial statements and we do not expect to adopt any significant changes at this time.

We believe that we have taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of our consolidated financial statements. However, changes in circumstances due to the COVID-19 pandemic could impact our judgments and estimates associated with our liquidity and going concern assessment, and other critical accounting assessments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

We evaluated the effectiveness of our internal controls over financial reporting as of September 30, 2021 with the participation, and under the supervision, of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2021, our internal controls over financial reporting were effective for the period. In the second quarter of 2021, we identified a material weakness described below:

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Specifically, a control in the accounting function to reconcile the intercompany transactions to final general ledger was not in place for this non-routine transaction, and a review control did not operate on a timely basis. As a result, we failed to identify an adjustment needed to eliminate revenue and cost of revenue recorded for a non-routine intercompany inventory sale in the second quarter.

We have taken immediate steps to remediate the material weakness identified by implementing additional controls over the accounting for and financial reporting of intercompany transactions and enhancing review controls and procedures to detect and prevent material misstatements related to intercompany transactions. Testing of the operating effectiveness of the aforementioned internal controls over financial reporting will be performed by our internal audit function in the fourth quarter of 2021.

Limitation on scope of design

In accordance with the provisions of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, management, including the CEO and CFO, have limited the scope of their design of the Company's disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Stako. We completed the acquisition of Stako on May 30, 2021. Stako's contribution to our unaudited condensed consolidated interim financial statements for the quarter ended September 30, 2021 was approximately 4% of consolidated sales and 4% of total assets.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, gain or loss from acquisitions, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for our last eight quarters:
Selected Consolidated Quarterly Operations Data

Three months ended	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21
(expressed in millions of United States dollars except for per share amounts)		(1)	(2)				(3)
Total revenue	$74.3	$67.2	$36.0	$65.4	$83.9	$76.4	$79.0	$74.3
Cost of product and parts revenue	$60.5	$62.9	$23.8	$55.4	$70.9	$63.4	$63.3	$64.2
Gross margin	$13.8	$4.3	$12.2	$10.0	$13.0	$13.0	$15.7	$10.1
Gross margin percentage	18.6%	6.4%	33.9%	15.3%	15.5%	17.0%	19.9%	13.6%
Net income (loss) from continuing operations	$0.6	$(15.3)	$3.0	$0.8	$4.1	$(3.1)	$17.2	$(5.8)
Net income (loss)	$0.7	$(15.3)	$3.0	$0.8	$4.1	$(3.1)	$17.2	$(5.8)
EBITDA (3)	$5.0	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9	$(1.2)
Adjusted EBITDA (4)	$3.6	$(3.6)	$6.2	$4.0	$8.1	$2.7	$6.2	$(1.4)
U.S. dollar to Euro average exchange rate	0.90	0.91	0.91	0.85	0.84	0.83	0.83	0.85
U.S. dollar to Canadian dollar average exchange rate	1.32	1.35	1.39	1.33	1.30	1.27	1.23	1.26
Earnings (loss) per share
Basic and diluted from continuing operations	$0.00	$(0.11)	$0.02	$0.01	$0.03	$(0.02)	$0.11	$(0.03)
Basic and diluted	$0.00	$(0.11)	$0.02	$0.01	$0.03	$(0.02)	$0.11	$(0.03)
CWI net income attributable to the Company	$6.7	$5.3	$4.2	$4.9	$9.4	$6.4	$8.0	$3.8

Notes

(1) During the first quarter of 2020, we recorded a $10.0 million expense related to a field service campaign as discussed in the "Gross Margin" section of this MD&A.

(2) During the second quarter of 2020, we recorded a $7.7 million insurance recovery related to the field service campaign as discussed in the "Gross Margin" section of this MD&A.

(3) During the second quarter of 2021, we recorded a $5.9 million bargain purchase gain from the acquisition of Stako. See note 4 of the unaudited condensed consolidated interim financial statements for more details.

(4) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to U.S. GAAP. See "Non-GAAP Measures" for more information.

(5) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See "Non-GAAP Measures" for more information.

Management's Discussion and Analysis
Non-GAAP Measures:

We have included certain Non-GAAP performance measures throughout this MD&A. These performance measures are employed by us internally to measure operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with U.S. GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these Non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Non-GAAP Measures - EBIT, EBITDA and Adjusted EBITDA
Our unaudited condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP. These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport Fuel Systems and certain investors use EBIT, EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport Fuel Systems. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport Fuel Systems' EBITDA from continuing operations and the removal of such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.
EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP. As such, these measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

EBIT and EBITDA

Westport Fuel Systems defines EBIT as net income or loss before taxes adjusted for net interest expense. Westport Fuel Systems defines EBITDA as EBIT adjusted for depreciation and amortization.

Three months ended	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21
Income (loss) before income taxes	$(0.3)	$(16.0)	$4.6	$0.2	$5.3	$(2.8)	$9.1	$(5.4)
Interest expense, net (1)	1.5	1.5	1.2	1.3	4.0	1.2	1.1	0.9
EBIT	1.2	(14.5)	5.8	1.5	9.3	(1.6)	10.2	(4.5)
Depreciation and amortization	3.8	3.4	3.4	3.4	3.8	3.5	3.7	3.3
EBITDA	$5.0	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9	$(1.2)

Notes

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Management's Discussion and Analysis
Non-GAAP Measures (continued):

Adjusted EBITDA

Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

Three months ended	31-Dec-19	31-Mar-20	30-Jun-20	30-Sep-20	31-Dec-20	31-Mar-21	30-Jun-21	30-Sep-21
EBITDA	$5.0	$(11.1)	$9.2	$4.9	$13.1	$1.9	$13.9	$(1.2)
Stock based compensation	0.5	0.6	0.6	0.9	0.3	0.1	0.5	0.7
Unrealized foreign exchange (gain) loss	(2.6)	6.9	(3.6)	(2.3)	(5.3)	0.7	(2.3)	(0.9)
Intangible impairment	0.7	—	—	—	—	—	—	—
Asset impairment	—	—	—	0.5	—	—	—	—
Bargain purchase gain	—	—	—	—	—	—	(5.9)	—
Adjusted EBITDA	$3.6	$(3.6)	$6.2	$4.0	$8.1	$2.7	$6.2	$(1.4)